UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Colony Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19624R106

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 19624R106

1	NAME OF REPORTING PERSON Robeco Investment Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-0202744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 563,276
	6	SHARED VOTING POWER 18,940
	7	SOLE DISPOSITIVE POWER 892,921
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,921
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 19624R106

ITEM 1(a).	NAME OF ISSUER:
Colony Financial, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
2450 Broadway, 6th Floor, Santa Monica, CA 90404
ITEM 2(a).	NAME OF PERSON FILING:
Robeco Investment Management, Inc.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
909 Third Ave. New York, NY 10022
ITEM 2(c).	CITIZENSHIP:
Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
19624R106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
892,921
	(b)	Percent of class:
6.10%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
563,276
(ii) Shared power to vote or to direct the vote:
18,940
(iii) Sole power to dispose or to direct the disposition of:
892,921
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
This Schedule is being filed with respect to 892,921 shares Colony Financial, Inc. (the Common Stock) held by Robeco Investment Management,Inc. (RIM) on 12/31/2010 for the discretionary account of certain clients. By reason of rule 13d-3 under the act RIM may be deemed to be a beneficial owner of such Common Stock. To the knowledge of RIM no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the Common Stock refered to in item 4(b) hereof.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2011

Date

Robeco Investment Management, Inc. /s/ Liana Safanov

Signature
Liana Safanov Compliance Officer,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).